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direct dial: 312.456.3406	Mark B. Ryerson	email: MRyerson@howardandhoward.com

May 19, 2015

United States Security and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elizabeth C. Walsh

SENT VIA OVERNIGHT UPS

Re:	Capital Art, Inc.
Form 10-12G
Filed February 10, 2015
File No. 000-55370

Dear Ms. Walsh,

Please allow this letter to confirm that we have been retained as new counsel for Capital Art, Inc. ("Capital Art") with respect to its Form 10-12G filing.

Per your phone conversation with my partner, Kim Stein, on or about April 24, 2015, we have reviewed your letter from March 11, 2015 relating to Capital Art's original Form 10-12G filing.

Per such conversation, please also allow this letter to confirm Capital Art's intention to file an amendment to the original Form 10-12G filing to address your questions and comments outlined in your March 11, 2015 letter. Capital Art's accountants are currently working on the audited financial statements necessary to complete such amendment. Capital Art anticipates being able to file such amendment by the end of June, and will thereafter make all necessary filings in ordinary course.

If you have any questions, please don't hesitate to contact me via phone at (312) 4563406 or email at mryerson@howardandhoward.com. Thanks for your consideration.

Sincerely,

Howard & Howard Attorneys PLLC

/s/ Mark Ryerson

Mark Ryerson

cc:	Mara L. Ransom; Adam Phippen; Daniel Porco
Dale E. Larsson (via email)

www.howardandhoward.com

200 South Michigan Avenue, Suite 1100, Chicago, IL 60604-2461	tel: 312.372.4000 fax: 312.939.5617